Filed Pursuant to Rule 253(g)(2)
File No. 024-11105

FUNDRISE EREIT XIV, LLC

SUPPLEMENT NO. 22 DATED NOVEMBER 22, 2021
TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise eREIT XIV, LLC (the “Company”, “we”, “our” or “us”), dated December 30, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 31, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Controlled Subsidiary Investment - AA JV LP

On April 23, 2021, we directly acquired ownership of a “majority-owned subsidiary”, AA JV LP (the “Avion at Carrollwood Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $6,615,000, which was the initial stated value of our equity interest in the Avion at Carrollwood Controlled Subsidiary (the “Avion at Carrollwood Controlled Subsidiary Investment”). The Avion at Carrollwood Controlled Subsidiary used the proceeds to recapitalize a stabilized garden-style multifamily property totaling 264 units and approximately 192,896 rentable square feet located at 11500 North Dale Mabry Highway Tampa, FL 33618 (the “Avion at Carrollwood Property”). Details of this acquisition can be found here.

On November 16, 2021, the Avion at Carrollwood Controlled Subsidiary redeemed the Avion at Carrollwood Controlled Subsidiary Investment in full. The Avion at Carrollwood Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the Avion at Carrollwood Controlled Subsidiary Investment through the sale of the Avion at Carrollwood Property. All preferred return payments were paid in full during the investment period, and the investment yielded a return on investment of approximately 4.3%, or roughly 8% on an annualized basis.